Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

[redacted]

08006028

SEC
Mail Processing
Section

NOV 21 2008

Washington, DC
101

13 November 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2779.

Yours truly,

PROCESSED
DEC 01 2008
THOMSON REUTERS

Michael Scott
General Manager Secretariat and Shareholder Relations

dlw 11/26

Enc.

Tabcorp
the bigger better game

13 November 2008

Tabcorp's Casinos Division Chief Executive resigns

Tabcorp Holdings Ltd today announced that its Chief Executive Casinos, Walter Bugno, has resigned from the company.

Tabcorp confirmed that a global search is underway to find a new head for its Casinos Division. The search will target candidates with significant casino experience.

Tabcorp Chief Executive Officer, Elmer Funke Kupper, said that Mr Bugno will continue to lead the Casinos Division over the coming months to ensure a smooth transition process and will leave the company in early 2009.

Mr Bugno, 48, was Chief Executive Casinos for almost three years, and has resigned to pursue a new business opportunity based in London.

Mr Funke Kupper said: "Walter has made a valuable contribution to Tabcorp. He has managed the Casinos Division through a turbulent period and has put in place the first building blocks to turn our Casinos business into a world-class operation. This includes a new licence agreement with the New South Wales Government, which will allow us to significantly expand Star City casino over the coming years," he said.

"I would like to thank Walter for his commitment and passion for the business and wish him every success in his new business venture," Mr Funke Kupper said.

Mr Bugno said he is proud of the Casinos Division's achievements and the plans for its future. "The transformation of the casinos business is now well under way and the expansion of Star City will start in early 2009. The business is on the right track and I am pleased to have been part of the journey. I now look forward to moving to Europe to fulfil a life-long ambition of starting up a new business venture."

Tabcorp owns Star City, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. Together, the properties attract more than 18 million visitors a year.

For further information contact:

Financial analysts:	Matt Bekier, Chief Financial Officer, 03 9868 2195
Media:	Bruce Tobin, Group GM Corporate Affairs, 03 9868 2508:

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

13 November 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

APPOINTMENT OF JANE HEMSTRITCH AS DIRECTOR

Following the receipt of all necessary regulatory approvals, Mrs Jane Hemstritch has now been appointed as a non-executive Director of Tabcorp Holdings Limited.

Attached is the Appendix 3X – Initial Director's Interest Notice for Mrs Hemstritch.

For more information regarding Mrs Hemstritch's appointment, refer to Tabcorp's announcement dated 9 November 2007.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited (**Tabcorp**)
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jane Hemstritch
Date of appointment	13 November 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Shares held in a UBS Wealth Management account on behalf of Falderal Pty Ltd as trustee of the Hemstritch Super Fund.	20,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

END

+ See chapter 19 for defined terms.